UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Decision Diagnostics Corp.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

243443108
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS FILING IS THE 13G AMENDMENT NO. 1 ON BEHALF OF LEONID FRENKEL AND THE INITIAL 13G ON BEHALF OF PERISCOPE PARTNERS L.P.  PERISCOPE PARTNERS L.P. INITIALLY CROSSED THE 5% THRESHOLD IN ITS HOLDINGS OF COMMON STOCK OF DECISION DIAGNOSTICS CORP. ON NOVEMBER 26, 2013.

CUSIP No.	243443108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonid Frenkel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

1,606,118(1)

6.	SHARED VOTING POWER

920,573(1)

7.	SOLE DISPOSITIVE POWER

1,606,118(1)

8.	SHARED DISPOSITIVE POWER

920,573(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,526,691 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Mr. Frenkel and his affiliates own common shares and warrants of the Issuer.  The warrants, if fully executed, exceed the number of common shares reported on this Schedule.  However, the terms of such warrants do not permit Mr. Frenkel or his affiliates from converting all or any portion of the warrants into common shares if such conversion would result in beneficial ownership, after giving effect to the conversion, by Mr. Frenkel or his affiliates, of more than 9.99% of the outstanding shares of common stock of the Issuer.

CUSIP No.	243443108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Periscope Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

6.	SHARED VOTING POWER

1,829,663

7.	SOLE DISPOSITIVE POWER

8.	SHARED DISPOSITIVE POWER

1,829,663

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,829,663

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.02%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP	No.	243443108

Item 1.	(a).	Name of Issuer:

		Decision Diagnostics Corp.

(b).	Address of issuer's principal executive offices:

2660 Townsgate Road, Suite 300 Westlake Village, California 91361

Item 2.	(a).	Name of persons filing:

Leonid Frenkel Periscope Partners L.P.

(b).	Address or principal business office or, if none, residence:

Leonid Frenkel
c/o Triage Capital LF Group, LLC
401 City Avenue, Suite 528
Bala Cynwyd, PA 19004
U.S.A.

Periscope Partners L.P.
1600 Flat Rock Road
Penn Valley, PA 19072
U.S.A.

(c).	Citizenship:

Leon Frenkel - United States of America
Periscope Partners L.P. – Delaware limited partnership

(d).	Title of class of securities:

Common Stock, par value $0.001

(e).	CUSIP No.:

243443108

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Leonid Frenkel:

(a)	Amount beneficially owned:

2,526,691

(b)	Percent of class:

9.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	1,606,118	,

	(ii)	Shared power to vote or to direct the vote	920,573	,

	(iii)	Sole power to dispose or to direct the disposition of	1,606,118	,

	(iv)	Shared power to dispose or to direct the disposition of	920,573	.

Periscope Partners L.P.

(a)	Amount beneficially owned:

1,829,663

(b)	Percent of class:

7.02%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	1,829,663	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	1,829,663	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Leonid Frenkel is the managing member of Triage Capital LF Group, LLC, a Delaware limited liability company that serves as the general partner and exercises investment discretion over the accounts of a number of investment vehicles.  None of those investment vehicles has beneficial ownership of 5% or more of any class of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
(Date)

/s/ Leonid Frenkel*
Name: Leonid Frenkel

*The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of their respective pecuniary interests therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment No. 1 dated February 14, 2014 relating to the Common Stock, par value $0.001of Decision Diagnostics Corp. shall be filed on behalf of the undersigned.

/s/ Leonid Frenkel
Name: Leonid Frenkel

SK 03108 0006 1452097